                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                     0-28072
                           Notification of Late Filing
                                                                  CUSIP NUMBER
                                                                   9528182103


Check One: [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR


                    For Period Ended: August 6, 2000
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:_________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

         West Coast Entertainment Corporation

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         Full Name of Registrant

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         Former Name if Applicable

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         9998 Global Road


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         Address of Principal Executive Office (Street and Number)

         Philadelphia, Pennsylvania 19115

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         City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense


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and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]          (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;

     [X]          (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before
                           the fifteenth calendar day following the prescribed
                           due date; or the subject quarterly report of
                           transition report on Form 10-Q, or portion thereof
                           will be filed on or before the fifth calendar day
                           following the prescribed due date; and

     [ ]          (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if
                           applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On March 3,2000, West Coast Entertainment (the "Company") entered into a Management Agreement (the "Management Agreement") with Video City, Inc. ("Video City") pursuant to which Video City manages and operates the Company's business. Concurrent with the execution of the Management Agreement, the directors and executive officers of the Company resigned. On August 24, 2000, Video City and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The efforts involved in restructuring Video City has required significant management attention and accounting resources which could not be eliminated without unreasonable effort or expense. For the foregoing reasons, the Company requires additional time to prepare its Quarterly Report on Form 10-Q for the quarter ended August 6, 2000.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification



                  Joseph Ciano           215                856-2560
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                  (Name)               (Area Code)          (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                               (X) Yes    ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


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                               ( ) Yes    (X) No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      West Coast Entertainment Corporation
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 21, 2000      WEST COAST ENTERTAINMENT, INC.
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                   By: /s/ Joseph Ciano
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                      Joseph Ciano
                      Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




              ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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SEC 1344 (2-99)


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